Exhibit 99.2

Notice of General Meeting 2021

NOTICE is hereby given that a General Meeting of Abcam plc (Company) will be held on 1 July 2021 at Discovery Drive, Cambridge Biomedical Campus, Cambridge CB2 0AX at 2.00 pm to consider and, if thought fit, pass the following resolutions.

All resolutions will be proposed as ordinary resolutions, save for resolutions 4 to 6 (inclusive) which will be proposed as special resolutions.

1.	THAT, subject to and conditional upon the passing of resolution 2, the Remuneration Policy, as set out in Appendix 1 to the circular containing this Notice of Meeting be approved.

2.

THAT the adoption of the rules of the Profitable Growth Incentive Plan, the principal terms of which are summarised in Appendix 2 of the circular containing this Notice of Meeting, and produced in draft to the General Meeting and for the purposes of identification initialled by the Chairman, be approved and the Directors be authorised to do all such acts and things necessary to establish the Profitable Growth Incentive Plan, including making such modifications to the Profitable Growth Incentive Plan as they may consider appropriate for the implementation of the Profitable Growth Incentive Plan and to adopt the Profitable Growth Incentive Plan as so modified.

3.	Authority to allot shares (ordinary resolution)

THAT the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot shares and grant rights to subscribe for, or convert any security into, shares in the Company pursuant to section 551 of the Companies Act 2006 (Act):

i.	up to a maximum nominal value of £151,165; and

ii.

comprising equity securities (as defined in section 560(1) of the Act) up to a further aggregate nominal amount of £302,330 (such amount to be reduced by any allotments or grants made under (i) above) in connection with or pursuant to an offer by way of a rights issue;

such authorities to apply in substitution for all previous authorities pursuant to section 551 of the Act and to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution, but in each case so that the Company may before such expiry make offers or enter into agreements during the relevant period which would or might require shares to be allotted, or rights to subscribe for or to convert any security into shares to be granted, after the authority ends.

For the purposes of this resolution, ‘rights issue’ means an offer to:

a.	ordinary shareholders on the register of members at such record date as the Directors may determine in proportion (as nearly as practicable) to their existing holdings; and

b.	holders of other classes of equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities,

to subscribe for further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, treasury shares, record dates or legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter.

4.	Disapplication of pre-emption rights (special resolution)

THAT, subject to resolution 3 being passed, the Directors be and are hereby authorised, pursuant to section 570 of the Companies Act 2006 (Act) and Article 17 of the Articles of Association of the Company, to allot equity securities (as defined in section 560 of the Act) for cash and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Act did not apply to any such allotment or sale and provided that this power shall be limited to:

i.

the allotment of equity securities or sale of treasury shares in connection with or pursuant to an offer or issue by way of rights, open offer or other pre-emptive offer to the holders of shares in the Company and other persons entitled to participate therein in proportion (as nearly as practicable) to their respective holdings; and

ii.	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities or sale of treasury shares up to an aggregate nominal value of £22,675,

such authority to apply in substitution for the previous authority pursuant to section 570 of the Act and to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

5.	Additional disapplication of pre-emption rights (special resolution)

THAT, subject to resolution 3 being passed, and in addition to the power conferred by resolution 4, the Directors be and are hereby authorised, pursuant to section 570 of the Companies Act 2006 (Act) and Article 17 of the Articles of Association of the Company, to allot equity securities (as defined in section 560 of the Act) for cash and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Act did not apply to any such allotment or sale and provided that this power shall be limited to:

i.	be limited to the allotment of equity securities or sale of treasury shares to any person or persons up to an aggregate nominal amount of £22,675; and

ii.

only be used for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, such authority to apply in substitution for the previous authority pursuant to section 570 of the Act and to expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution but, in each case, prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

6.	Purchase of own shares by the Company (special resolution)

THAT the Company be and is generally and unconditionally authorised, pursuant to Article 10 of the Articles of Association of the Company and pursuant to section 701 of the Companies Act 2006 (Act), to make market purchases (as defined in section 693(4) of the Act) of its own ordinary shares of 0.2 pence each in the capital of the Company provided that:

i.	the maximum number of ordinary shares hereby authorised to be purchased is 22,674,772;

ii.	the minimum price (exclusive of expenses) which may be paid for an ordinary share is 0.2 pence;

iii.

the maximum price which may be paid for an ordinary share shall not be more than the higher of: (1) 5% above the average market value for the five business days before the date on which the contract for the purchase is made; and (2) an amount equal to the higher of the price of the last independent trade and current independent bid as derived from the AIM Appendix to the Daily Official List of the London Stock Exchange; and

iv.

the authority to apply in substitution for the previous authority pursuant to section 701 of the Act and expire at the conclusion of the next AGM of the Company or, if earlier, the date 15 months after the date of passing this resolution (except in relation to the purchase of ordinary shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By order of the Board

Marc Perkins	Registered office:
Company Secretary	Discovery Drive
2 June 2021	Cambridge Biomedical Campus
Cambridge CB2 0AX

Explanatory notes to the business of the General Meeting

Resolution 1 –Directors Remuneration Policy (ordinary resolution)

This resolution proposes that a revised Directors’ Remuneration Policy (the “Policy”) be approved by shareholders. For the reasons set out in the Chairman’s and Remuneration Committee Chair’s letter, the Company’s Remuneration Committee is making this proposal to ensure the Policy most effectively aligns Executive Director remuneration to the strategic priorities of the Company.

Specifically, the Policy would permit awards to be made under the new 2021 Profitable Growth Incentive Plan (the “2021 PGIP”) from conclusion of the General Meeting, replacing the previous Long-Term Incentive Plan (the “LTIP”). A summary of the key changes to the Policy is set out on pages 3 to 7 of the circular containing this Notice of Meeting and a copy of the full revised Policy is set out in Appendix 1. The Policy is conditional on shareholders also approving resolution 2 described below. If resolution 2 is not approved, the current Directors’ Remuneration Policy will continue in place.

Resolution 2 – Approval of Abcam plc Profitable Growth Incentive Plan 2021 (ordinary resolution)

This resolution proposes to adopt the rules for the new 2021 PGIP. A detailed summary of the terms of the 2021 PGIP is set out in Appendix 2.

Resolution 3 – Authority to allot shares (ordinary resolution)

The Act prohibits the Directors from allotting new shares without shareholder approval. However, the Articles of Association of the Company do provide for the Directors to be able to allot new shares, subject to the periodic renewal of this power by shareholders. Resolution 3 replaces the existing authority given at last year’s AGM. Resolution 3 proposes granting the Directors’ authority to allot shares and grant rights to subscribe for, or convert any security into, shares (i) up to an aggregate nominal amount of £151,165 and (ii) in connection with a rights issue up to a further aggregate nominal amount (reduced by allotments under part (i) of the resolution) of £302,330. The nominal amounts to which this authority relates represent approximately one-third and approximately two-thirds respectively of the issued ordinary share capital of the Company as at the date of this Notice. Apart from the issue of securities arising on the exercise of share options, the Directors have no present intention to allot new shares except to fulfil the Company’s obligations under its executive and employee share plans. The authority in this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution).

Resolutions 4 and 5 – Disapplication of pre-emption rights (special resolutions)

Associated with resolution 3 are resolutions 4 and 5, which will give the Directors power to issue ordinary shares for cash in certain circumstances otherwise than to existing shareholders in proportion to their existing holdings, notwithstanding the pre-emption provisions of the Act. Resolutions 4 and 5 replace the existing disapplication authorities granted by shareholders at last year’s AGM.

These disapplication authorities are in line with institutional shareholder guidance, and in particular with the Pre-Emption Group’s Statement of Principles (the “Pre-Emption Principles”) which allow the authority for an issue of shares for cash otherwise than in connection with a pre-emptive offer to include: (i) an authority over five per cent of a company’s issued share capital for use on an unrestricted basis; and (ii) an additional authority over a further five per cent of a company’s issued share capital for use in connection with an acquisition or specified capital investment announced contemporaneously with the issue, or has taken place in the six month period preceding the announcement of the issue.

Resolution 4 will permit the Directors to allot:

equity securities for cash and sell treasury shares up to a nominal amount of £302,330, representing approximately two-thirds of the Company’s issued share capital as at the date of this Notice on an offer to existing shareholders on a pre-emptive basis (that is including a rights issue or an open offer), with one-third being available only in connection with a rights issue (in each case subject to any adjustments, such as for fractional entitlements and overseas shareholders, as the Directors see fit); and

equity securities for cash and sell treasury shares up to a maximum nominal value of £22,675, representing approximately 5% of the issued ordinary share capital of the Company as at the date of this Notice, otherwise than in connection with a pre-emptive offer to existing shareholders.

Resolution 5 will permit the directors to allot additional equity securities for cash and sell treasury shares up to a maximum nominal value of £22,675, representing approximately a further 5% of the issued ordinary share capital of the Company as at the date of this Notice, otherwise than in connection with a pre-emptive offer to existing shareholders for the purposes of financing or refinancing a transaction as contemplated by the Pre-Emption Principles described above.

The Directors consider the authorities in resolution 4 and resolution 5 to be appropriate in order to allow the Company flexibility to finance business opportunities or to conduct a pre-emptive offer or rights issue without the need to comply with the strict requirements of the statutory pre-emption provisions. Apart from the issue of securities arising on the exercise of share options, the Directors have no present intention to allot new shares. The authority in this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution).

The Board intends to adhere to the provisions of the Pre-Emption Group’s Statement of Principles not to allot shares for cash on a non-pre-emptive basis (other than pursuant to a rights issue or pre-emptive offer) in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company within a rolling three-year period other than after prior consultation with shareholders.

Resolution 6 – Purchase of own shares by the Company (special resolution)

This resolution seeks authority from shareholders for the Company to buy its own shares. In certain circumstances it may be advantageous for the Company to purchase its own shares and the Directors consider it to be desirable for this general authority to be available to provide flexibility in the management of the Company’s capital resources. Purchases of the Company’s own shares will be made only if it were to be in the best interest of the shareholders generally. You are asked to consent to the purchase by the Company up to a maximum of 22,674,772 ordinary shares of 0.2 pence each (approximately 10% of the Company’s issued share capital as at the date of this Notice) and the highest and lowest prices at which they may be bought. Any shares purchased under this authority will either be treated as cancelled or held as treasury shares. Shares held as treasury shares can in future be cancelled, re-sold or used to provide shares for employee share schemes. Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange.

Resolution 6 replaces the existing disapplication authority granted by shareholders at last year’s AGM. The authority sought under this resolution will expire at the conclusion of the Company’s next AGM (or, if earlier, 15 months after the date of passing the resolution) and the Company intends to renew this authority annually if approved by shareholders. The Company may consider utilising the buy-back authority if granted but will keep the matter under review, taking into account the cash reserves of the Company, the Company’s share price and the other investment opportunities available to the Company.

The Directors have no present intention to exercise this authority and will only do so if and when conditions are favourable with a view to enhancing net asset value per share.

Notes

1.

A member entitled to attend and vote at the General Meeting may appoint one or more proxies (who need not be members of the Company), provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her, to attend, to speak and, on a poll, to vote on his or her behalf. It is advised however that shareholders appoint the Chairman only. A Form of Proxy is enclosed for use by shareholders. In order to be valid, a proxy appointment must be returned (together with any authority under which it is executed, or a copy of the authority certified in ink by a bank, a stockbroker or a solicitor) by one of the following methods:

•	In hard copy form by post, by courier or by hand to the Company’s registrar, Equiniti, at the address shown on the Proxy.

•

Online at www.sharevote.co.uk where full instructions on the procedure are given. The Voting ID, Task ID and Shareholder Reference Number printed on the Form of Proxy will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Equiniti’s online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk using their user ID and password. Once logged in click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions.

The appointment of a proxy in each case must be formally received by the Company’s registrar by no later than 2 pm on Tuesday 29 June 2021.

2.

Appointment of a proxy does not preclude a member of the Company from attending the General Meeting and voting in person. However, further to UK Government guidelines in response to the COVID-19 pandemic and overriding need to ensure the health and safety of our shareholders and employees, shareholders should refer to the important note on attendance and voting at the General Meeting contained in the letter from the Chairman.

3.	If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained below:

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK and Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the General Meeting or any adjourned meeting (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members of the Company by 6.30pm on Tuesday 29 June 2021 (or, if the General Meeting is adjourned, by 6.30pm on the date which is two working days before the adjourned General Meeting). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5.

As at 1 28 May 2021 (being the last practicable business day prior to the publication of this Notice) the Company’s issued share capital consists of 226,747,719 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 28 May 2021 are 226,747,719.

6.

You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in this Notice of Meeting (or in any related documents including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

7.

The Executive Directors’ service contracts and the Chairman’s and Non-Executive Directors’ service contracts and/or letters of appointment are available for inspection at a pre-agreed time at the registered office of the Company from the date of this Notice until the date of the General Meeting. Please email company.secretary@abcam.com during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) to book an appointment to view these documents. These documents will also be available for inspection at the place of the General Meeting from 1.45 pm on the day of the meeting until conclusion of the meeting or any adjournment thereof.

8.

Under section 338 of the Act, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than the date which is six clear weeks before the General Meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9.

A corporation which is a shareholder may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that no more than one corporate representative exercises powers over the same share. However, further to UK Government guidelines in response to the COVID-19 pandemic and overriding need to ensure the health and safety of our shareholders and employees, shareholders should refer to the important note on attendance and voting at the General Meeting contained in the letter from the Chairman.

APPENDIX 1

2021 Directors’ Remuneration Policy (the ‘Policy’)

The 2021 Directors’ Remuneration Policy is proposed for shareholder approval at the General Meeting on 1 July 2021. The letter from the Chairman sets out the rationale and decision-making process for the proposal of a new Policy.

Subject to approval, the Policy will take formal effect from the conclusion of the General Meeting.

Key differences between the current and proposed policies are as follows:

•	Introduction of the 2021 Profitable Growth Incentive Plan (‘2021 PGIP’)

•	Resulting amendments to reflect the inclusion of the 2021 PGIP

•	Amendments to reflect change in accounting reference date from 30 June to 31 December

•

Amendment of the policy table to reflect that, subject to the adoption of the Policy and awards subsequently being made to existing Executive Directors under the 2021 PGIP, no further LTIP awards will be made to existing Executive Directors over the life of the Policy. However, outstanding awards under the LTIP may be satisfied in accordance with their terms and the relevant directors’ remuneration policy in place when they were granted. The LTIP may also be used for future new hires or in respect of buy-out awards on recruitment, where applicable.

The current Directors’ Remuneration Policy is available to view on the Company’s website at www.abcam.com.

Process for developing Policy

The Policy was developed over the course of 2020 and early 2021. The Remuneration Committee undertook a comprehensive review of arrangements with a particular focus on alignment to Abcam’s forward strategy and ambitions. Input was received from the Chair and management while ensuring that conflicts of interest were suitably mitigated. As outlined on page 2 of the circular containing the Notice of Meeting, during the policy review the Chairman and Chair of the Remuneration Committee engaged in detailed consultation with our largest shareholders, and changes were made to the proposals as a result of shareholder feedback.

Directors’ Remuneration Policy table

Fixed elements – Base salary

Purpose and link to strategy

To provide an appropriately competitive level of base salary in order to enable Abcam to recruit, retain and motivate Executive Directors of the calibre required to achieve its business strategy and objectives.

To reflect the individual’s skills, experience and role.

Operation

Base salaries are paid in cash and are reviewed annually, although an out-of-cycle review may be conducted if the Remuneration Committee determines it to be appropriate. A review will not necessarily lead to an increase in salary.

When determining salaries, the factors the Remuneration Committee takes into account include (but are not limited to):

•  business performance;

•  individual performance, skills, experience and potential;

• salary levels at companies of a similar size, industry, global scope and complexity to Abcam, as well as market conditions; and • the pay and conditions of other Abcam employees.

Maximum opportunity

While there is no maximum, salary increases will typically be in line with the general level of increase awarded to other Abcam employees.

Higher increases may be made at the Remuneration Committee’s discretion for reasons including (but not limited to):

•  increase in the scope and/or responsibility of the individual’s role;

•  realignment to market level;

•  where a larger increase is considered necessary for the retention of an Executive Director; and

•  where an Executive Director is appointed on a lower salary initially, with scope for larger increases as they develop in the role.

Performance measures	No specific performance measures are used, although the overall performance of each Executive Director is considered by the Remuneration Committee when reviewing base salaries.

Fixed elements – Benefits

Purpose and link to strategy	To provide competitive benefits in line with market practice to enable Abcam to recruit and retain high-calibre Executive Directors. To support personal health and well-being.

Operation

The Executive Directors are provided with core benefits of life insurance cover up to five times base salary, family private medical cover and annual health screening.

The Company contributes a percentage of base salary into a flexible benefits/salary sacrifice scheme which allows the Director to choose a variety of benefits to suit individual needs, such as:

•  additional life assurance;

•  critical illness cover;

•  dental insurance;

•  travel insurance;

•  cycle to work scheme;

•  childcare vouchers;

•  additional holidays; and

•  pension contributions.

Other benefits may be provided if the Remuneration Committee considers it appropriate, such as company car benefits. Expenses incurred in the performance of duties may be reimbursed or paid for directly, including any tax due on expenses.

Situation-specific taxable benefits may be provided as may be required in the interests of Abcam’s business, such as, but not limited to, housing or relocation allowances, travel allowance, tax equalisation or other expatriate benefits.

Maximum opportunity	Reasonable market cost of providing benefits plus the employer’s National Insurance (NI) saving on any salary sacrificed. There is no overall maximum level of benefit.

Performance measures	No performance measures.

Fixed elements – Pension benefits

Purpose and link to strategy	To provide pension contributions in line with market practice, which will enable Directors to plan for retirement.

Operation

The Company contributes a percentage of base salary into a flexible benefits/salary sacrifice scheme, as described above, which allows the Director to choose a variety of benefits including pension contributions.

The Director also has the option to sacrifice an element of base pay to purchase additional benefits as detailed above. If as a result of any salary sacrificed the Company’s NI liability is reduced, the benefit of this reduction is added as a contribution to each Director’s pension fund.

For those in excess of the pension annual and/or lifetime allowance applicable in the UK, the Company’s contribution may be taken as a cash allowance (subject to payroll deductions and the Director meeting any employer-related NI costs arising).

Maximum opportunity

The current level of Company contribution is 8%, which is aligned to the UK workforce rate. This may be amended from time to time.

The maximum percentage may not exceed the workforce rate. The Remuneration Committee has discretion to consider the relevant workforce rate including consideration of the relevant global jurisdiction.

Performance measures	No performance measures.

Short-term incentives – Annual Bonus Plan (ABP)

Purpose and link to strategy

To incentivise Executive Directors to achieve performance objectives that are directly linked to both Abcam’s short-term and long-term financial and strategic goals.

The performance measures align to the strategy of the business and stakeholder value creation.

The deferred portion of the award aligns the long-term interests of the Executive Directors and stakeholders and supports retention.

Operation

An annual bonus of both cash and deferred shares may be awarded under the ABP.

The cash component of the annual bonus, if earned, is paid in cash after the audited preliminary announcement of results for the relevant period is signed off.

Deferred shares normally have a compulsory deferral of a further two years, subject to continued employment .

Bonus payments are not pensionable.

Maximum opportunity	150% of base salary, of which at least 30% of the bonus will normally be deferred in shares.

Performance measures

Targets for the bonus may be based on individual performance, Abcam’s strategic priorities and financial performance measures.

To reflect the change in fiscal year end from 30 June to 31 December 2021, for the 18 months to 31 December 2021 the performance period will operate as a 12 month followed by a 6 month period.

Individual performance is normally measured through an assessment of comprehensive business deliverables, demonstration of company behaviours and the achievement of specific individual objectives.

Financial performance targets are chosen carefully to ensure a strong link between reward and underlying Group financial performance. As an example, these measures may typically include Profit Before Tax (PBT) or other measures as appropriate.

Strategic performance targets are selected from measurable key performance indicators aligned with Abcam’s stated strategy.

The exact measures, weightings, thresholds for vesting and targets are determined by the Remuneration Committee each year taking into account Abcam’s key strategic priorities and the approved budget for the year.

In addition to the above performance measures, an award may be reduced (including to nil) where the Remuneration Committee determines that a participant has underperformed.

Malus and claw back

The Remuneration Committee may reduce or cancel any cash award that has not been paid in the case of a material adverse adjustment to the audited consolidated accounts of the Company for any accounting period ending before the payment of the cash award, or following fraud or other gross misconduct of the participant.

In addition, the Remuneration Committee may reduce or reclaim any deferred share award in the case of a material adverse adjustment to the audited consolidated accounts of the Company or following fraud or other gross misconduct, material dishonesty, material failure of risk management and/or material wrongdoing on the part of or by the participant for a period of two years following the end of the initial year of performance measurement. There is no claw back in relation to the cash component of awards under the ABP.

Profitable Growth Incentive Plan (2021 PGIP) – one-off plan

Purpose and link to strategy	To align reward to shareholders and incentivise Executive Directors to deliver Abcam’s revenue growth ambition by the end of 2024, underpinned by ROCE.

Operation

One-off conditional share award vesting subject to a three and a half year performance period from 1 July 2021 to 31 December 2024, or, for a newly appointed Executive Director, such other period set by the Remuneration Committee in its discretion.

Vested awards will be subject to a holding period, and will normally be released in four equal tranches over an 18 month holding period following vesting taking the overall time horizon of awards to 5 years as follows:

% of vested award
Released immediately	25%
Released after six months	25%
Released after twelve months	25%
Released after eighteen months	25%

The holding period may operate as a gross holding period meaning an additional period before shares are released, or alternatively as a net holding period meaning a restriction on sale (other than to pay any tax liability arising on vesting).

Subject to the adoption of the Policy, and awards subsequently being made to existing Executive Directors under the 2021 PGIP, no further awards will be made to existing Executive Directors under the LTIP during the life of the Policy.

Maximum opportunity

Maximum award at grant of up to 0.6% and 0.3% of issued share capital at grant, respectively, for the Chief Executive Officer and the Chief Financial Officer.

Awards will be subject to a cap at vesting. No Award will vest at a value that exceeds the initial value of the award, calculated by multiplying the number of shares under award by three times the average closing share price over the 30 dealing days leading up to the date of the General Meeting (the ‘Cap’). If the value of any vested shares exceeds the Cap then awards will be scaled back.

The value at vesting is calculated by multiplying the number of shares that are due to vest by the average closing price of shares over the 30 dealing days prior to the vesting date (or such other averaging period as the Remuneration Committee determines).

Performance measures	Vesting of awards is based on the achievement of stretching Revenue targets and subject to a ROCE underpin over the performance period.

Under the Revenue targets, achievement of the stretching threshold revenue target will result in no more than 35% of the shares awarded vesting.

The Remuneration Committee may reduce the extent to which an Award will vest, taking account of underlying financial or non-financial performance of the participant or the Group over the vesting period, unexpected or unforeseen circumstances or any other reason considered appropriate (‘downward discretion’).

Malus and claw back

During the period ending on the fifth anniversary of the grant date, the Remuneration Committee may reduce awards (to zero if appropriate), cancel or impose additional conditions on the awards; and/or require that the participant returns some or all of the shares acquired under the award or make a cash payment to the Company in respect of the shares delivered in the event of:

•  a material misstatement of financial results;

•  an error in assessing a performance condition or in the information or assumptions on which the award was granted, vests or is released;

•  a material failure of risk management;

•  serious reputational damage;

•  serious misconduct or material error on the part of participant;

•  a material downturn in financial performance;

•  a material corporate failure; or

•  any other circumstance that the Remuneration Committee consider to be similar in nature to those listed above.

Long-term incentives – Long Term Incentive Plan (LTIP)

Purpose and link to strategy

To incentivise long-term value creation through the setting of stretching targets which ensure a strong link between reward, underlying Group financial performance and shareholder returns.

To support recruitment and retention.

Operation	Subject to shareholder approval of the 2021 PGIP and awards subsequently being made under the 2021 PGIP to existing Executive Directors, no further LTIP awards will be made to existing Executive Directors over the life of the Policy. The LTIP may also be used for future new hires or in respect of buy-out awards on recruitment, where applicable.

Annual nil-cost options or conditional share awards vest at the end of a three-year performance period. Awards are limited to 400% of salary for the CEO and 200% of salary for other Executive Directors.

Post-vesting holding periods normally apply as follows:

% of award	CEO	Other Executive Directors
Released after three-year vesting period	40%	50%
Released after four years	20%	25%
Released after five years	20%	25%
Released after six years	20%	—

Maximum opportunity

Subject to shareholder approval of the 2021 PGIP, and awards subsequently being made under the 2021 PGIP to existing Executive Directors, no further LTIP awards will be made to existing Executive Directors over the life of the Policy.

The maximum award limit under the rules of the LTIP is 400% of base salary. Maximum awards are 400% for the CEO and 200% for other Executive Directors.

Performance measures

Vesting of awards is based on specific financial or quantifiable strategic measures against stretching targets over the vesting period.

The vesting period is three years from the date of grant, or such other period set by the Remuneration Committee in its discretion.

The exact measures, weightings, thresholds for vesting and targets are determined by the Remuneration Committee each year taking into account the Group’s key strategic priorities, the approved budget for the year and the Group’s longer-term financial outlook.

Malus and claw back

The Remuneration Committee may reduce or cancel any award that has not been released in the case of a material adverse adjustment to the audited consolidated accounts of the Company for any accounting period ending before the release of the award, or following fraud or other gross misconduct of the participant.

In addition, the Remuneration Committee may reclaim any award that has already been released in the case of a material adverse adjustment to the audited consolidated accounts of the Company or following fraud or other gross misconduct, material dishonesty, material failure of risk management and/or material wrongdoing on the part of or by the participant for a period of two years following the release of the award or throughout any period that a participant is subject to a work-related criminal investigation.

Committee discretion

The Remuneration Committee will operate incentive plans according to their respective rules and other regulatory requirements where relevant. The Remuneration Committee retains discretion, consistent with market practice, in a number of ways in respect of the operation and administration of these plans. Subject to any statutory prohibition, these include but are not limited to:

In the operation of the 2021 PGIP:

•	to amend the performance period over which any performance condition is assessed;

•

to amend or substitute any performance condition in accordance with its terms if the Remuneration Committee considers that an amended or substituted performance condition would be reasonable, more appropriate and would not be materially less difficult to satisfy than the original performance condition was at grant;

•

to reduce the extent to which an award will vest, taking account of underlying financial or non-financial performance of the participant or the Group over the vesting period, unexpected or unforeseen circumstances or any other reason considered appropriate;

•	to determine and vary the vesting period, where this is different to the performance period;

•	to determine whether a holding period is operated on a gross or net of tax basis;

•

to determine any other reason for an individual being considered as a ‘good leaver’ (in addition to death, ill health, injury or disability to the satisfaction of the Remuneration Committee), other than in the event of gross misconduct;

•	to determine whether to lapse an award for an individual treated as a good leaver that goes onto take another role before the vesting date;

•	to apply the lapsing of up to 50% of the unvested award for good leavers;

•	to apply malus and claw back provisions as outlined in the table;

•

to determine the vesting level in the event of cessation of employment, change of control or other corporate event – though within the rules in relation to the performance condition, any downwards discretion, the Cap and time pro-rating;

•	to determine whether to offer an exchange of award in the event of a change of control (as outlined below); and

•

in the event of a variation of the Company’s share capital or any demerger, delisting, special dividend or other event which, in the opinion of the Remuneration Committee, may affect the current or future value of shares, the Remuneration Committee may adjust the number of shares under an award, or any performance condition or other condition applicable to an award.

In the operation of the ABP:

•

where the Remuneration Committee is of the opinion that the Group is facing severe cash flow restraints that threaten the Group’s ability to fund its operations, it can reduce the proportion of a cash award under the ABP which is capable of vesting or determine that the cash award may be settled in plan shares, in whole or in part.

•

to determine that any annual or deferred bonus awards should be reduced if it reasonably considers that there is a significant misalignment between the attainment of the performance targets and the underlying sustainable performance of the Company.

•

to override formulaic outcomes, taking account of company and individual performance and wider circumstances. Where the Remuneration Committee considers it appropriate to override formulaic outcomes, while it anticipates that any such discretion would normally result in a reduction, in relation to the annual bonus it reserves the right to make an upwards adjustment if considered appropriate.

In the operation of the LTIP, subject to any statutory prohibition:

•	to override formulaic outcomes, taking account of company and individual performance and wider circumstances;

•	vary the period from the date of grant to the vesting of an award from the usual three-year period;

•	determine and vary the post-vesting holding period;

•	meet any stamp duty or liability for any other taxes or expenses arising;

•	impart additional and/or modified terms and conditions relating to the grant, release or exercise of any award as may be necessary to comply with or take account of any relevant laws or regulations;

•	determine whether the participant shall be liable for the employer’s NI contributions payable on the release or exercise of an award;

•

In the event of a change of control, merger or demerger scenario, absent the triggering of the malus and claw back rules, the Remuneration Committee would ordinarily exercise its discretion to the effect that all outstanding awards under the LTIP would vest in full;

•

In the event of the cessation of employment for reasons including, amongst others, injury, disability, ill health, retirement or redundancy, the Remuneration Committee would ordinarily exercise its discretion so that all outstanding LTIP awards will vest at the end of the usual three year holding period, subject to the satisfaction of the performance requirements, but pro-rated to reflect the proportion of the holding period worked, and always subject to any adjustment for malus and claw back. Post vesting retention periods will remain in place for good leavers;

•	determine the period over which a participant may exercise all released nil-cost option awards, following cessation of employment;

•

if events subsequently occur which cause the Remuneration Committee to consider that the existing performance requirements have become unfair or impractical, amend the relevant performance requirements, ensuring that they are no more or less difficult to abide by or satisfy as those originally imposed or last amended;

•

to determine that any LTIP award should be reduced if it reasonably considers that there is a significant misalignment between the attainment of the performance targets and the underlying sustainable performance improvement of the Company; and

•	in the context of one-off recruitment cash or equity awards, determine appropriate performance conditions for any equity award, taking account of the circumstances of each individual case.

Selection of performance measures and how targets are measured and set

Annual Bonus Plan (ABP)

The annual award under the ABP normally consists of three components: financial profit measures, key strategic goals and an individual performance measure based on the achievement of specific personal targets.

Financial performance measures are normally set annually and chosen carefully to ensure a strong link between reward and underlying Group financial performance. Each year the Remuneration Committee considers the most appropriate target to apply for the following financial year, taking into account the Group’s key strategic priorities and the approved budget for the year.

The strategic goals are based on successful delivery against a set of performance measures which are chosen by the Remuneration Committee to closely align to the strategy of the business and shareholder value creation.

The individual performance bonus objectives are normally specific to each Executive Director and are set based on comprehensive business deliverables, personal performance and the achievement of specific individual objectives. The Remuneration Committee may determine that measures and targets apply across some or all Executive Directors.

Other metrics may be used in the future where it is considered that they provide clear alignment with the evolving strategy of the Company.

Achievement of the targets for these measures would normally result in a 50% payout of the relevant maximum bonus, with adjustments to reflect over or under performance.

Profitable Growth Incentive Plan

The performance measures for the 2021 PGIP are aligned to the delivery of durable revenue growth. The performance targets align with the revenue growth set out in Abcam’s 2024 Strategy, with a ROCE underpin.

Performance measurement

The Remuneration Committee may amend or substitute the performance condition in accordance with its terms or if the Remuneration Committee considers that an amended or substituted performance condition is reasonable, appropriate and would not be materially less difficult to satisfy than the original performance condition was at the date of grant.

The Remuneration Committee retains discretion to adjust performance targets to reflect changes in accounting standards or other reporting changes of a similar nature. In relation to the 2021 PGIP, where recurring revenue is acquired from acquisitions, the revenue targets will be adjusted upwards. It is the intention of the Remuneration Committee that it will consult with major shareholders, to the extent practical, concerning any adjustments to the ROCE underpin as a result of an acquisition occurring in the period from 1 January 2024 to 31 December 2024.

Remuneration arrangements across the Group

We firmly believe that successful delivery of our strategy can only be achieved with engaged and motivated employees and that our Group remuneration philosophy is sufficient to attract and retain high-calibre individuals. While this philosophy is consistent across the Group there may be variations due to a range of factors, including geography and the prevailing conditions in the local talent market.

•	Salaries and benefits – a range of factors are considered including business and individual performance, the pay of other employees and external market data.

•

ABP and LTIP – for key management below Board level, in addition to participation in the LTIP individuals may receive some of their annual bonus in shares under the ABP, which must be deferred as shares for a further two years.

•	2021 PGIP – The Profitable Growth Incentive Plan will be extended to the Executive Leadership Team (ELT) and other key talent within Abcam.

•

All-employee share plans – A strongly-held view of Abcam’s board and leadership team is that broad-based share ownership creates alignment around the organisation as well as helping the Company to attract and retain the highest calibre people. In FY2018/19 we introduced AbShare, an award winning all-employee share plan which operates as a co-investment scheme with a generous match from Abcam. Our intention is to introduce a new AbShare scheme during 2022.

Chairman and Non-Executive Director (NED) remuneration policy

Overall remuneration

Purpose and link to strategy

To attract and retain an appropriately experienced Chairman and independent NEDs of suitable calibre to fulfil a range of different roles including financial expert/Audit and Risk Committee Chairman, Senior Independent Director and other Committee Chairs

To pay fees that reflect responsibilities and workload undertaken and that are competitive with peer companies.

Operation

NED fees consist of a base fee plus a fee for chairmanship of other Committees including but not limited to Remuneration, Audit and Risk Committees.

NED fees are determined by the Chairman of the Board and the Executive Directors. The Chairman’s fee is proposed by the Remuneration Committee and approved by the Board as a whole with the Chairman taking no part in the decision.

Fees are reviewed periodically and take account of fees paid for similar roles by peer companies and the skills and expected time commitment of the individual concerned.

A portion of fees may be delivered as shares, including a fixed number of Abcam shares.

Expenses incurred in the performance of non-executive duties may be reimbursed or paid directly, including any tax due on expenses, and tax return support.

The NEDs and the Chairman are not eligible to receive bonuses or pension contributions, nor can they participate in the executive or all-employee share plans.

Maximum opportunity

Fees are set at an appropriate level taking into account the factors outlined in this table.

Any Non-executive Director who devotes special attention to the business of the Group, or otherwise performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid additional fees.

Performance measures	None.

Recruitment policy

Our philosophy for remuneration is to attract and retain leaders who are focused and encouraged to deliver business priorities within a framework that is aligned with the long-term interests of the Company’s stakeholders.

The following factors are taken into account when negotiating a new appointment as Executive Director to the Board:

•

Base salary – to be set based on relevant market data, experience and skills of the individual, internal relativities and their current base salary. Where new appointments have initial base salaries set below market, the shortfall will normally be managed with phased increases, subject to their development in the role. For interim positions a cash supplement may be paid rather than salary.

•

Annual bonus – The annual bonus would operate in accordance with the current policy in terms of the maximum opportunity and performance targets, usually pro-rated for the period of employment as appropriate.

•

Share incentives – For new appointees, depending on the circumstances of the appointment, awards may be granted under either the 2021 PGIP or the LTIP and subject to the maximums set out in the policy table.

•

To facilitate the recruitment of an Executive Director it may be necessary to grant a share award or cash bonus, including the buy-out of existing awards from their current employer. Any award may take the form of a cash payment or share award and in the context of a buy-out arrangement, would take into account the terms of the arrangements (e.g. form of award, performance conditions and timeframe) being forfeited. So far as practical any award would make use of existing plans.

Legacy terms for internal appointments, or where an Executive Director is appointed following a merger or an acquisition of a company by Abcam, may be honoured, including any outstanding incentive awards.

•	The maximum level of variable remuneration which may be granted in the first year (excluding buy-outs or sign-on awards) is in line with the aggregate maximums set out in the policy table.

•	The Remuneration Committee may also make payments to cover reasonable expenses in recruitment and relocation, and any other miscellaneous expenses including but not limited to housing, tax and immigration support.

Service contracts and termination arrangements

Executive Directors have rolling service contracts. Notice periods will not exceed 12 months.

Any payment in lieu of notice is at the Remuneration Committee’s discretion and both mitigation and the phasing of payments through the notice period would be considered by the Remuneration Committee where appropriate. If appropriate, certain expenses or payments may be provided in connection with termination, including (but not limited to) payments for accrued holiday, legal costs, out-placement, and the costs of meeting any settlement agreement.

All NEDs, including the Chairman, serve under letters of appointment. Currently either party can terminate on one month’s written notice. The policy in relation to notice periods may be reviewed from time to time but will not exceed six months. Peter Allen’s notice period is 1-month under normal circumstances and 3-months in the event of a change of control.

Neither the Chairman nor the NEDs have any right to compensation on the early termination of their appointment.

Vesting of incentives for leavers

Cash and deferred share awards under the ABP

Any cash or deferred share awards outstanding under the ABP will ordinarily lapse on termination of employment. In certain circumstances, such as injury, disability, ill health, retirement, redundancy and death or any other reason at the discretion of the Remuneration Committee, deferred shares will normally vest at the normal vesting date.

Alternatively, the Remuneration Committee may determine that deferred shares vest at cessation of employment. Where vested deferred share awards are in the form of a nil-cost option, the award holder would then be entitled to exercise these for a period of twelve months from the date of vesting, after which time any unexercised nil-cost options will lapse.

Any unvested cash or deferred award outstanding under the ABP may be paid, normally on a pro-rata basis for the period of the financial year in employment, at the Remuneration Committee’s absolute discretion. Any bonus paid would be based on the Remuneration Committee’s assessment of the achievement of the relevant performance targets.

2021 PGIP awards

Awards will usually lapse on the date a participant ceases to hold office or employment with the Group except where cessation is as a result of (i) the individual’s death or (ii) ill health, injury or disability to the satisfaction of the Remuneration Committee, where the participant’s employer ceases to be a member of the Group, or for any other reason that the Remuneration Committee determines (‘Good Leavers’), except in the event of gross misconduct.

Where a participant dies, the award will vest and be released at the time of the participant’s death. The extent to which an award vests will be determined by the Remuneration Committee in its discretion by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on death.

For other Good Leavers, on the cessation date the Remuneration Committee may determine, in its discretion, that up to 50% of the unvested awards held by a participant will lapse. In respect of the Executive Directors, it is the intention of the Remuneration Committee that it will consult with major shareholders, to the extent practical, concerning any significant exercise of discretion. The award, or the balance of the award, will usually continue until the normal vesting and release dates. In determining the extent to which the award, or balance of the award, vests the Remuneration Committee will, in its discretion, apply the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on cessation. The holding period will continue to apply.

If a participant ceases to be an officer or employee of the Group during a holding period, the award will be released at the end of the holding period, unless the participant ceases by reason of death when it may be released at the time of death. If a participant is dismissed for gross misconduct during a holding period, the award will lapse or be forfeited on the date of cessation.

If an award that does not lapse was subject to a restriction, the restriction will continue to apply following cessation of employment unless the participant ceases by reason of death. If a participant is dismissed for gross misconduct during a restricted period, the shares may be forfeited on the date of cessation.

LTIP awards

Unvested LTIP awards ordinarily lapse on cessation of employment. Under circumstances of injury, disability, ill health, retirement, redundancy or death – amongst others – the Remuneration Committee will ordinarily exercise its discretion so that outstanding LTIP awards will vest at the end of the usual three year holding period, subject to the satisfaction of the performance requirements, but pro-rated to reflect the proportion of the holding period during which they were employed by the Company.

Change of control and other corporate events

All of Abcam’s equity-based plans contain change of control clauses. Under the LTIP and Deferred Share Awards, on a change of control, merger or demerger, the Remuneration Committee would ordinarily exercise its discretion to effect that all outstanding LTIPs would vest in full.

In the event of a change of control of the Company, unvested 2021 PGIP awards will vest to the extent determined by the Remuneration Committee, by applying the following: the extent to which the performance condition has been satisfied at the time of the change of control including consideration of any other performance factors that the Remuneration Committee considers relevant, any downwards discretion and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Alternatively, the Remuneration Committee may permit awards to be exchanged for shares in the acquiring company. If the change of control is an internal reorganisation of the Group or if the Remuneration Committee so decides, participants will be required to exchange their awards (rather than awards vesting and being released as part of the transaction).

If other corporate events occur such as a winding-up of the Company, a variation of share capital, demerger, delisting, special dividend or other event which, in the opinion of the Remuneration Committee, may affect the current or future value of shares, the Remuneration Committee may determine that awards will vest or lapse. The extent to which an award vests will be determined by the Remuneration Committee by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Existing contractual arrangements

The Remuneration Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments), notwithstanding that they are not in line with the Remuneration Policy where the terms of the payment were agreed:

(i)	before the policy came into effect; or

(ii)

at a time when the relevant individual was not a Director of the Company and, in the opinion of the Remuneration Committee, the payment was not in consideration for the individual becoming a Director of the Company.

For these purposes ‘payments’ includes the Remuneration Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ‘agreed’ at the time the award is granted.

Minor changes

The Remuneration Committee may make minor changes to the policy that do not have a material advantage to Directors, to aid in its operation or implementation, without seeking shareholder approval but taking into account the interests of shareholders and stakeholders.

Remuneration scenarios

The charts below show hypothetical values of the remuneration package in line with the policy above and include base salary, pension, benefits and incentives. Given the one-off nature of the 2021 PGIP as a single award with a three and a half year performance period, the charts below present the value of the 2021 PGIP on an annualised basis (calculated by reference to the face value at grant divided by 3.5) assuming no share price appreciation during the vesting period. An illustrative scenario based on a 50% share price appreciation over the vesting period is also provided, in line with the regulations. The charts provide an illustration of the proportion of total remuneration made up of each component of the policy and the value of each component. These charts are for illustrative purposes only and actual outcomes may differ from those shown.

	Base salary, Benefits and Pension	Short-term incentives	2021 PGIP
Minimum	Fixed - included	Performance is below threshold on each metric - no annual variable	Performance is below threshold on each metric - award does not vest

On-target	Fixed - included	Performance is in line with expectations - 50% of maximum bonus	Performance is in line with expectations - 75% of the maximum award value divided over the three and a half years of the plan to arrive at an annualised figure

Maximum	Fixed - included	Maximum performance is achieved on each metric - 100% of maximum bonus	Maximum performance is achieved - 100% of the maximum award value divided over the three and a half years of the plan to arrive at an annualised figure

1.	Fixed remuneration is comprised of salary, standard benefit provisions and employer pension contribution/allowance.

2.	Short-term incentives comprises cash awards under the ABP and deferred bonuses awarded under the ABP, for which performance targets are measured over a one year period.

3.

2021 PGIP comprises an annualised value of the one-off 2021 PGIP, assuming no share price appreciation during the vesting period except where stated in the chart. Depending on share price performance, the actual outcomes could be higher. For example, if the share price increases by 50% as at the vesting date, the total value of shares released from the 2021 PGIP to the CEO and CFO on an annualised basis could be £8.74m and £4.37m, respectively.

4.	Legacy awards which the executive directors may hold are excluded.

Consideration of conditions elsewhere in the Group

The Remuneration Committee has oversight of the main compensation structures throughout the Group and actively considers the relationship between general changes to employees’ remuneration and Executive Director reward. When considering potential changes to Executive Director remuneration the Remuneration Committee is provided with comparative employee information, e.g. average salary reviews across the Group.

The Remuneration Committee did not consult directly with employees when formulating Executive Director reward policy. However, it does take into account the Company’s pay approach for the wider workforce, including information provided by the Senior Vice President, Human Resources, and feedback from our global employee engagement survey, which includes questions about pay and conditions generally.

Consideration of shareholder views

The Remuneration Committee undertook extensive consultation with major shareholders in October 2020, and again in March to May 2021. This process was constructive and provided valuable input, and as a result, several changes were made to the 2021 PGIP design. These changes included broadening participation, amendment to award levels and the introduction of a cap.

APPENDIX 2

Summary of the terms of the Abcam plc Profitable Growth Incentive Plan

The terms of the Abcam plc Profitable Growth Incentive Plan (the “Plan”) are summarised below. The proposed operation of the Plan (including the performance condition) is set out on pages 4 to 6 of the circular containing the Notice of Meeting and in respect of the Company’s executive directors (“Executive Directors”) is also described in the proposed Director’s Remuneration Policy set out in Appendix 1 of the circular containing the Notice of Meeting.

Operation

The Plan will be administered by the board of directors of the Company or by any duly authorised committee of it (the “Board”). Decisions in relation to any participation in the Plan by the Company’s Executive Directors will always be taken by the Company’s Remuneration Committee. Any employee of the Company’s group (“Group”) is eligible to participate at the Board’s discretion. It is currently intended that the Executive Directors, senior leaders and key talent of the Group will be granted awards under the Plan.

Grant of awards

Awards will be granted as conditional awards of ordinary shares in the Company (“Shares”). In certain circumstances and only for participants who are not Executive Directors, awards may be granted as a right to a cash payment relating to a number of notional Shares. It is intended that awards will be granted in relation to Shares wherever practicable.

Awards can only be granted in the six weeks following each of the following events: the day on which the Plan is approved by shareholders, the first dealing day following the announcement by the Company of its results for any period, the day on which the Directors’ Remuneration Policy is approved by shareholders, any day on which the Board determines that exceptional circumstances exist which justify the grant of awards, or any day on which a restriction on the grant of awards is lifted.

Awards are not transferable except on death and will not form part of pensionable earnings.

Performance condition

The vesting of awards will be subject to the satisfaction of the performance condition which are set out on pages 4 and 5 of the circular containing the Notice of Meeting. The performance condition will be assessed over the period starting on 1 July 2021 and ending on 31 December 2024, unless the Board determines otherwise.

The performance condition may be amended or substituted in accordance with its terms if the Board considers that an amended or substituted performance condition would be reasonable, appropriate and would not be materially less difficult to satisfy than the original performance condition at the grant date.

Individual limit and individual Award Cap

No employee may be granted an award above a maximum of 0.6% of the issued ordinary share capital of the Company on the grant date. An award will be over a fixed number of Shares.

An award may not deliver Shares or cash with a value at vesting of more than three times the initial value of the award (the “Award Cap”). This initial value shall be calculated by multiplying the number of Shares in the award by the average closing price of Shares over the 30 dealing days prior to the date on which the Plan is approved by shareholders. The value at vesting shall be calculated by multiplying the number of vested Shares by the average closing price of Shares over the 30 dealing days prior to the vesting date (or such other averaging period as determined by the Board).

Overall limits

The number of Shares which may be issued under the Plan may not exceed 3.5% of the issued ordinary share capital of the Company from time to time.

In any ten-year period, the number of Shares which may be issued under the Plan and any other employee share plan adopted by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Treasury Shares will be treated as newly issued for the purpose of these limits until such time as guidelines published by institutional investor representative bodies determine otherwise.

Market purchase Shares or awards which are settled in cash will not count towards these limits.

Vesting and release of awards

Awards will vest as soon as reasonably practicable after the end of the performance period to the extent that any performance conditions have been satisfied. The Board may reduce (including by reducing to nil) the extent to which an award vests, if it considers that the vesting level does not reflect the underlying financial or non-financial performance of the participant or the Group over the vesting period, the vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen when the award was granted, or there exists any other reason why an adjustment is appropriate (“downwards discretion”).

The number of Shares over which an award vests may not deliver a value at vesting which exceeds the Award Cap and vesting will be reduced where necessary.

Awards may be subject to a holding period which will be either:

•

an additional period following determination of the extent to which an award may vest during which Shares subject to an award will not be delivered to participants and at the end of which awards will be “released” (i.e. participants will become entitled to receive their Shares under their awards); or

•	a restriction on sale following vesting and delivery of an award during which Shares that have vested cannot be sold, other than to pay any tax liability arising on vesting.

The holding period will apply for a period of up to 18 months starting on the date an award vests and ending on the 5th anniversary of the grant date, unless otherwise determined by the Board. In certain circumstances and only for participants who are not Executive Directors, the Board may release a participant from the holding period. Executive directors may only be released from the holding period in the event of death in accordance with the leaver provisions below.

In certain circumstances and only for participants who are not Executive Directors the Board may decide, at any time before the date on which an award vests or is released, to pay a participant a cash amount equal to the value of the Shares they would have otherwise received. It is intended that awards will be satisfied in Shares wherever practicable.

Leavers

Awards will usually lapse on the date a participant ceases to hold office or employment with the Group except where cessation is as a result of (i) the individual’s death or (ii) ill health, injury or disability to the satisfaction of the Board, where the participant’s employer ceases to be a member of the Group, or for any other reason that the Board determines (“Good Leaver”), except that a participant who leaves by reason of gross misconduct may never be a Good Leaver.

Where a participant dies, the award will vest and be released at the time of the participant’s death. The extent to which an award vests will be determined by the Board in its discretion, by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Award Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on death.

Where a participant is a Good Leaver, on the cessation date the Board may determine, in its discretion, that up to 50% of the unvested awards held by that participant will lapse.

Where a participant is a Good Leaver, the award, or the balance of the award, will usually continue until the normal vesting date (or where an award is subject to a holding period, the end of the holding period), unless (for participants who are not Executive Directors) the Board determines that the balance of the award will vest (and be released) as soon as reasonably practicable following the date of cessation. In determining the extent to which the balance of the award vests the Board will, in its discretion, apply the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Award Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed on cessation.

If a participant ceases to be an officer or employee of the Group during a holding period, the award will normally be released at the end of the holding period, unless the participant ceases by reason of death or, for participants who are not Executive Directors, the Board determines that the award should be released as soon as reasonably practicable following cessation of office or employment. If a participant is dismissed for gross misconduct during a holding period, the award will lapse on the date of cessation.

If an award that does not lapse was subject to a restriction, the restriction will continue to apply following cessation of employment unless the participant ceases by reason of death , for participants that are not Executive Directors, the Board determine otherwise.

If a participant is treated as a Good Leaver but following cessation the participant starts or agrees to start employment with another employer before the vesting date of an award, the Board may determine that the award will lapse.

Malus and claw back

If during the period ending on the fifth anniversary of the grant date, there is:

•	a material misstatement of financial results;

•	an error in assessing a performance condition or in the information or assumptions on which the award was granted, vests or is released;

•	a material failure of risk management;

•	serious reputational damage;

•	serious misconduct or material error by the participant;

•	a material downturn in financial performance;

•	a material corporate failure; or

•	any other circumstance that the Board consider to be similar in nature to those listed above,

the Board may reduce awards (to zero if appropriate), cancel or impose additional conditions on awards, and/or require that the participant has to either return some or all of the Shares acquired under the award or make a cash payment to the Company in respect of the Shares delivered.

Corporate events

In the event of a change of control of the Company, unvested awards will vest to the extent determined by the Board, by applying the following: the extent to which the performance condition has been satisfied at the time of the change of control including consideration of any other performance factors that the Board considers relevant, any downwards discretion and the Award Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Alternatively, the Board may permit awards to be exchanged for shares in the acquiring company. If the change of control is an internal reorganisation of the Group or if the Board so decides, participants will be required to exchange their awards (rather than awards vesting and being released as part of the transaction).

If other corporate events occur such as a winding-up of the Company, a variation of share capital, demerger, delisting, special dividend or other event which, in the opinion of the Board, may affect the current or future value of Shares, the Board may determine that awards will vest or lapse. The extent to which an award vests will be determined by the Board by applying the following: the extent to which the performance condition has been satisfied, any downwards discretion, and the Award Cap. The vested award will also be reduced to reflect the proportion of the vesting period that has elapsed at the date of the change of control. Awards will be released immediately following vesting.

Adjustment of awards

The Board may adjust the number of Shares under an award, the performance condition or other condition applicable to an award in the event of a variation of the Company’s share capital or any demerger, delisting, special dividend or other event which, in the opinion of the Board, may affect the current or future value of Shares.

Amendments

The Board may amend the Plan at any time, provided that prior approval of the Company’s shareholders will be required for amendments to the advantage of eligible employees or participants relating to eligibility, limits, the basis for determining a participant’s entitlement to, and the terms of, the Shares comprised in an award and the adjustments that may be made on a variation of capital.

Any minor amendment to benefit the administration of the Plan, or amendments, including a new schedule, which are necessary or desirable to take account of legislative changes, or to obtain or maintain favourable tax, exchange control or regulatory treatment (including in overseas jurisdictions) may be made by the Board without shareholder approval.

Satisfying awards and termination of Plan

Awards may be satisfied using newly issued Shares, Shares held in treasury or Shares purchased in the market. Awards may not be granted under the Plan after 31 December 2024.

Abcam plc

Discovery Drive

Cambridge Biomedical

Campus

Cambridge CB2

0AX

U

K

Email:

company.secretary@abcam.com

Phone: +44 (0)1223

696000

Fax: +44 (0)1223

215215